Exhibit 99.38

NEWS RELEASE

ALLIED GOLD PROVIDES UPDATE ON TRANSACTIONS WITH AMBROSIA INVESTMENT HOLDING AND NYSE LISTING

TORONTO, ON – April  14, 2025  ─  Allied Gold  Corporation (TSX: AAUC,  OTCQX: AAUCF) (“Allied” or the “Company”) announces that it will not proceed with the previously announced private placement with Ambrosia Investment Holding L.L.C – S.P.C (“Ambrosia”) as certain conditions precedent to the completion of the private placement were not secured. As the $3.40 price protection provided by the Toronto Stock Exchange for the private placement was set to expire, the Company chose not to request a further extension of the period for closing at that price. The Company considered the time and effort involved, the significant increase in gold price and its share price in the interim period, the evolution and impacts in trading liquidity and eligibility for index inclusion, as well as meaningful improvements in its business plan and outlook, all of which is expected to support a higher share price than contemplated in the private placement.

Ambrosia has indicated a willingness to continue advanced discussions relating to a joint venture and long-term power supply arrangement for the Sadiola mine in Mali, substantively on terms as previously disclosed and independently of the private placement. As the Company evaluates its broader strategic objectives, alternatives and opportunities regarding Sadiola, the Company is advancing its ongoing optimizations and expansions of Sadiola with the first phase expansion expected to be completed on budget and on schedule later this year with the second phase expansion to follow after that.

NYSE Listing

As previously disclosed (see March 26, 2025 press release), Allied is pursuing a listing on the New York Stock Exchange ("NYSE") and has reserved the ticker symbol “AAUC” in connection with the proposed listing. The Company is pleased to provide the update that it has now been cleared by the NYSE to file its formal listing application. The Company is advancing its listing application and expects to be listed on the NYSE by the beginning of the third quarter of 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment. It operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, the Company’s expectation that the significant increase in gold price and share price, evolution and impacts in trading liquidity and eligibility for index inclusion and meaningful improvements in its business plan and outlook will suppo rt a higher share price than contemplated by the private placement with Ambrosia, information as to the Company ongoing discussions regarding a joint venture and long-term power supply arrangement relating to the Sadiola mine in Mali, including assessing broader strategic alternatives, opportunities and efforts to advance expansions and optimizations, the Company’s expectations in connection with listing on the NYSE, including its believed benefits such as access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied’s common shares, increased research coverage from U.S. investment banks and the opportunity for broader index inclusion. Forward-looking statements are characterized by words such as “may”, “plan”, “expect”, “intend”, “believe”, “anticipate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including uncertainties related to, without limitation, the Company’s ability to come to terms on a strategic collaboration and ultimate transaction with Ambrosia and other broader strategic alternatives in the future, that the parties will obtain all necessary approvals to complete a strategic transaction in the future, or that the strategic transactions discussed here will ever be completed, the NYSE approving the listing of the common shares of the Company within the timeframe expected or at all, the Company not realizing the benefits current expected to result from a listing on the NYSE. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward -looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s current and continuing proposed transactions, as well as the current status of the Company’s NYSE listing application process, and may not be appropriate for other purposes.